UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Surge Global Energy, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

86880T 10 0
(CUSIP Number)

March 2, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[    ] Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86880T 10 0	13G	Page 2 of 5 Pages

1	Name Of Reporting Persons 1216848 Alberta Ltd. I.R.S. Identification Nos. Of Above Persons Not Applicable
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 3,810,290
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,810,290
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned By Each Reporting Person 3,810,290
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 11.1%[1]
12	Type Of Reporting Person (See Instructions) OO

________________________________________________
1 As of March 9, 2007, 30,587,097 shares of the Issuer’s common shares were issued and outstanding.

CUSIP No. 86880T 10 0	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Surge Global Energy, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
12220 El Camino Real, Suite 410,
San Diego, California 92130

Item 2(a).	Name of Person Filing:
1216848 Alberta Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
9702 71st Avenue
Grande Prairie, Alberta
Canada T8V 5E1

Item 2(c).	Citizenship:
Canada

Item 2(d).	Title of Class of Securities:
Common stock, $.001 par value

Item 2(e).	CUSIP Number:
86880T 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or contact person in accordance with Rule 13d- 1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 86880T 10 0	13G	Page 4 of 5 Pages

Item 4.	Ownership

	(a)	Amount beneficially owned:

3,810,290 shares of common stock, which represent 1,905,145 exchangeable shares in Cold Flow Energy ULC that are exchangeable at any time for 3,810,290 shares of common stock of Surge Global Energy, Inc. (the “Company”) until March 2, 2012.

	(b)	Percent of class:
11.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote of 3,810,290 shares of common stock, which represent 1,905,145 exchangeable shares in Cold Flow Energy ULC that are exchangeable at any time for 3,810,290 shares of common stock of Surge Global Energy, Inc. (the “Company”) until March 2, 2012.

(ii) Shared power to vote or to direct the vote of 0 shares of common stock.

(iii) Sole power to dispose or to direct the disposition of 3,810,290 shares of common stock, which represent 1,905,145 exchangeable shares in Cold Flow Energy ULC that are exchangeable at any time for 3,810,290 shares of common stock of Surge Global Energy, Inc. (the “Company”) until March 2, 2012.

(iv) Shared power to dispose or to direct the disposition of 0 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not

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acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86880T 10 0	13G	Page 6 of 5 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

1216848 ALBERTA LTD.

By:	/s/ George Brown
George Brown
President